UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April, 2013

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item

1.	Press Release dated April 29, 2013 entitled Nortel Inversora S.A. Announces Consolidated First Quarter Results for the Fiscal Year Ending December 31, 2013

Item 1

NORTEL INVERSORA S.A.

FREE TRANSLATION

Contacts:

María Blanco

Nortel Inversora S.A.

(5411) 4 968-3630

NORTEL INVERSORA S.A.

ANNOUNCES CONSOLIDATED FIRST QUARTER RESULTS FOR THE

FISCAL YEAR ENDING DECEMBER 31, 2013

Buenos Aires, April 29, 2013 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682% of the stock of Telecom Argentina S.A. (“Telecom”) and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of Ps.810 million for the three month period ended March 31, 2013 of fiscal year 2013, of which Ps. 436 million correspond to Nortel as controlling shareholder.

Relevant matters

The Annual and Extraordinary General Stockholders’ Meeting held on April 26, 2013 approved, among others matters:

•	The Annual Report and Financials Statements as of December 31, 2012

•

To create a Special Reserve resulting from the Adoption of the IFRS of AR$ 204 million and to allocate an amount of AR$1.466 million to the already existing Voluntary Reserve for the Future Distribution of Dividends, authorizing the Board of Directors to approve the timing and amounts to be deducted –and their subsequent distribution- from the Voluntary Reserve for the Future Distribution of Dividends, taking into account Nortel’s future liquidity.

(Financial Tables below)

THREE MONTH PERIOD OF FISCAL YEAR ENDING DECEMBER 31, 2013

(in millions of Argentine pesos)

Consolidated Income Statement	March 2013	March 2012
Total revenues and other income	6,073	5,130
Operating costs	(4,961)	(4,100)

Operating Income	1,112	1,030
Financial results , net	135	47

Net income before income tax expenses	1,247	1,077
Income tax expense	(437)	(386)

Net income	810	691

Other comprehensive income	63	24

Total comprehensive income for the period	873	715

Consolidated Balance Sheet	March 2013	December 2012
Current assets	7,496	7,000
Non-current assets	11,129	10,826

Total assets	18,625	17,826

Current liabilities	5,841	5,895
Non-current liabilities	1,781	1,768

Total liabilities	7,622	7,663
Equity attributable to owners of the parent	5,915	5,457
Noncontrolling interest	5,088	4,706

Total equity	11,003	10,163

Total liabilities and equity	18,625	17,826

Ratios
Liquidity (a)	1.28	1.19
Indebtedness (b)	0.69	0.75

(a)	Current assets to current liabilities
(b)	Total liabilities to shareholders´ equity.

Maria de los Angeles Blanco Salgado

Responsible in Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: April 30, 2013	By:	/s/ María Blanco Salgado
	Name:	Maria Blanco Salgado
	Title:	Officer in Charge of Market Relations